October 7, 2011

Mark P. Shuman

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

AlphaPoint Technology, Inc.

Post Effective Amendment No. 2 to Registration Statement on Form S-1

File No. 333-173028

Filed:  October 7, 2011

Dear Mr. Shuman:

Below are AlphaPoint Technology, Inc.’s (the “Company’s”) response to the SEC’s comment letter dated September 29, 2011.  On behalf of the Company, on this day October 7, 2011, I transmitted via EDGAR the Company’s Second Post Effective Amendment to the Registration Statement on Form S-1.

General

1.

It appears the offering of shares that are to be sold by the selling shareholders will continue following the effective date of the post-effective amendment.  As such, your filing should contain a prospectus to be used in that offering that is currently dated and includes updated, interim financial statements pursuant to Rule 8-08 of Regulation S-X.

RESPONSE:

We updated the prospectus in the filing to include only the selling shareholders’ offering and updated the financials to include the June 30, 2011 financials as reported in the 10-Q filed on September 8, 2011.  We believe this is appropriate because pursuant to Rule 8-08, the June 30, 2011 financials do not become stale until 135 days which will be November 12, 2011.  At that time, the Company’s Quarterly Report on Form 10-Q for nine-month period ended September 30, 2011 will be filed with the SEC and, thus, the third quarter financials will be available for updating the prospectus, if necessary.

 Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Post Effective Amendment No. 2 to Registration Statement on Form S-1